EXHIBIT 12.2

                                      VIACOM INC. AND SUBSIDIARIES

                          COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND
                RATIO OF EARNING TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

                                      (In millions, except ratios)


                               Three Months Ended
                                    March 31,                           Year Ended December 31,
                                  1994      1993        1993      1992       1991      1990      1989
                               -------------------     -----------------------------------------------
Earnings (loss) before
   income taxes                 $(352.3)    $102.1     $301.8    $155.6    $  8.2     $(70.4)   $144.9
Add:
  Distributed income of
     affiliated companies           7.8         .6       13.4       9.5       5.6        2.8       4.5
  Interest expense, net of
      capitalized interest         61.4       41.2      154.1     195.2     298.1      295.3     313.1
  Capitalized interest              1.9         .6        2.1       2.4       2.3        2.3       2.3
amortized
   1/3 of rental expense            8.7        6.3       24.8      22.6      21.5       18.8      15.5
                                -------     ------     ------    ------    ------    -------    ------
Earnings (Loss)                 $(272.5)    $150.8     $496.2    $385.3    $335.7    $ 248.8    $480.3
                                =======     ======     ======    ======    ======    =======    ======

Fixed charges:
   Interest costs on all
     indebtedness               $  62.4     $ 41.3     $154.5    $195.7    $298.6    $296.1     $313.8
   1/3 of rental expense            8.7        6.3       24.8      22.6      21.5      18.8       15.5
                                -------     ------     ------    ------    ------    -------    ------
Total fixed charges             $  71.1     $ 47.6     $179.3    $218.3    $320.1    $314.9     $329.3
                                =======     ======     ======    ======    ======    =======    ======

Ratio of earnings to
   fixed charges                Note (a)       3.2X       2.8X      1.8X      1.0X   Note (a)      1.5X
                                =======     ======     ======    ======    ======    =======    ======

Ratio of earnings to combined
fixed charges  and preferred
stock dividends                 Note (b)        --         --         --       --      --          1.3X
                                =======     ======     ======    ======    ======    =======    ======



(a) Earnings were inadequate to cover fixed charges; the additional amount of earnings required to cover fixed charges for the three months ended March 31, 1994, and the year ended December 31, 1990, would have been $343.6 million and $66.2 million, respectively.

(b) Earnings were inadequate to cover combined fixed charges and preferred stock dividends; the additional amount of earnings required to cover combined fixed charges and preferred stock dividends for the three months ended March 31, 1994, would have been $361.2 million.